SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*

                                  DOMINIX, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (Title of Class of Securities)

                                    257545103
                                 (CUSIP Number)

                              Mr. Carl S. Heringer
                              Homework911.com, Inc.
                              1675 Broadway, 35th Floor
                              New York, NY 10019
                                 (212) 261-2061
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JUNE 2, 2000
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|

     NOTE. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. SEE Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

---------------------------
   CUSIP No. 257545103
---------------------------

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1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                            Homework911.com, Inc.
                             TIN:  13-4071186

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                      (b)|_|

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3         SEC USE ONLY
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4         SOURCE OF FUNDS*
          WC
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
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6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

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 NUMBER OF SHARES   7       SOLE VOTING POWER
BENEFICIALLY OWNED          965,123
         BY
        EACH        ------------------------------------------------------------
     REPORTING              SHARED VOTING POWER
      PERSON        8       -0-
       WITH
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                    9       SOLE DISPOSITIVE POWER
                            965,123
                    ------------------------------------------------------------

                    10      SHARED DISPOSITIVE POWER
                            -0-
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11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          965,123
          (see Item 5).
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                         |_|
          (11) EXCLUDES CERTAIN SHARES*
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13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)

          25.6%
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14        TYPE OF REPORTING PERSON*
          CO
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


ITEM 1.     SECURITY AND ISSUER.
            --------------------

     This statement relates to the Common Stock, par value $0.0001 per share (the "Common Stock"), of Dominix, Inc. (formerly Medical Management Systems, Inc.) (the "Issuer"). The principal executive office of the Issuer is located at 65 Broadway, 5th Floor, New York, NY 10006.

ITEM 2.    IDENTITY AND BACKGROUND.
           -----------------------

     This Statement is being filed by Homework911.com, Inc., a corporation incorporated under the laws of Delaware (the "Reporting Person"), whose principal office is located at 1675 Broadway, 35th Floor, New York, New York 10019. The Reporting Person is in the business of providing interactive distant learning.

     Attached as Schedule A is a list of all executive officers and directors of the Reporting Person, stating each such individual's business or residence address, principal occupation or employment, and his or her citizenship. During the last five years, the Reporting Person has not been, and, to the best knowledge of the Reporting Person, none of the persons listed on Schedule A hereto has been, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

     On April 17, 2000, the Reporting Person purchased 3,100,000 shares of common stock of Bookdigital.com, Inc. ("Bookdigital"), pursuant to a Stock Purchase Agreement among the Reporting Person, Bookdigital, Don Rose and American Equity Financing Inc. The source of funds used to purchase such shares of common stock of Bookdigital was working capital of the Reporting Person.

     On June 2, 2000, Bookdigital and Medical Management Systems, Inc. ("Medical Management") completed an exchange offer pursuant to which each share of Bookdigital common stock was exchanged for 0.31133 share of common stock of Medical Management. As a result of the exchange offer, the Reporting Person holds 965,123 shares of common stock of Medical Management.

     On July 27, 2000, Medical Management changed its name to Dominix, Inc.

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

     The Reporting Person acquired the shares of Common Stock of the Issuer in the ordinary course of business for investment purposes only. The Reporting Person expects that it will, from time to time, review its investment position in the Issuer and may, depending on market and other conditions, increase or decrease such investment position. The Reporting Person does not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer or any sale of its assets or any change in its Board of Directors, management, capitalization, dividend policy, charter or by-laws, or other change in its business or corporate structure or with respect to the delisting or deregistration of any of its securities, including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER
           ------------------------------------

     As of the date hereof, the Reporting Person is the beneficial owner of 965,123 shares, or 25.6% of the Common Stock of the Issuer. The Reporting Person has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, all shares of Common Stock of the Issuer held by it. Except as otherwise described herein, neither the Reporting Person, nor, to the best knowledge of the Reporting Person, any of the persons listed on Schedule A hereto, beneficially owns any shares of Common Stock of the Issuer. Except as otherwise described herein, no transactions were effected by the Reporting Person or, to the best knowledge of the Reporting Person, any of the persons listed on Schedule A attached hereto, in the Common Stock during the 60 days prior to the date of this Schedule 13D.




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


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          ---------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER
          ---------------------------

         None.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.
          ---------------------------------

       Exhibit A:  Non-Negotiable Promissory Note dated April 17, 2000




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


                                   SCHEDULE A
                                   ----------

     The following table sets forth the names, addresses and principal occupations of the executive officers and directors of the Reporting Person. Except for Ng Eng Ho who is a citizen of Singapore, each of the following individuals is a citizen of the United States. In addition, each of Philip Friedman and Victor Friedman (in his individual capacity and in his capacity as Trustee of certain grantor retained annuity trusts) is the beneficial owner of 40% of the Common Stock of the Issuer.

------------------------------------------------------------------------------------------
         NAME                   ADDRESS                     PRINCIPAL OCCUPATION
         ----                   -------                     --------------------
------------------------------------------------------------------------------------------
Philip Friedman             Homework911.com, Inc.          President, CEO and Chairman
                            1675 Broadway, 35th Floor      Homework911.com, Inc.
                            New York, New York 10019
------------------------------------------------------------------------------------------
Victor Friedman             Homework911.com, Inc.          Executive Vice President and
                            1675 Broadway, 35th Floor      Vice Chairman
                            New York, New York 10019       Homework911.com, Inc.
------------------------------------------------------------------------------------------
Carl S. Heringer           Homework911.com, Inc.           Vice President, General
                           1675 Broadway, 35th Floor       Counsel and Secretary
                           New York, New York 10119        Homework911.com, Inc.
------------------------------------------------------------------------------------------
Abraham Zelkin             Homework911.com, Inc.           Chief Operating Officer
                           1675 Broadway, 35th Floor       Homework911.com, Inc.
                           New York, New York 10019
------------------------------------------------------------------------------------------
Don Rose                   Homework911.com, Inc.           Vice President - Business
                           1675 Broadway, 35th Floor       Development
                           New York, New York 10119        Homework911.com, Inc.
------------------------------------------------------------------------------------------
Ng Eng Ho                  Keppel T&T Limited              Managing Director
                           27 Benoi Sector                 Keppel T&T Limited
                           Singapore 629859
------------------------------------------------------------------------------------------




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


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 18, 2000

                            HOMEWORK911.COM, INC.


                            By:  /s/ Carl S. Heringer
                                 ------------------------------------
                                  Carl S. Heringer
                                  Vice President, General Counsel and Secretary




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